STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Sports Engineering, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That in lieu of a meeting, the Board of Directors of the Corporation and an absolute majority of the Corporation's shareholders jointly adopted resolutions in a Joint Written Consent of the Board of Directors and a Majority of Shareholders, dated as of December 13, 2021, proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

> **RESOLVED,** that the Article FOURTH of the Certificate of Incorporation of the Corporation be amended in its entirety, so that, as amended, said Article shall be and read as follows:

> FOURTH: (A) **Classes of Stock**. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares which the Corporation is authorized to issue is 100,000,000 shares, each with a par value of $0.0001 per share, of which 90,000,000 shares shall be designated as Common Stock ("Common Stock"), 5,000,000 shares shall be NetCapital Common Stock ("NetCapital Common Stock", and collectively, with the Common Stock, "Corporation Common Stock"), 5,000,000 shares shall be designated as blank check Preferred Stock with such powers, rights, preferences, privileges and restrictions as may be designated by the Board from time to time ("Preferred Stock").

> (B) **Powers, Rights, Preferences, Privileges and Restrictions of Corporation Common Stock and the Preferred Stock**. The Common Stock and the NetCapital Common Stock shall share the same powers, rights, preferences, privileges, and restrictions granted to and imposed upon as set forth below.

> (i) The holders of Corporation Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

(ii)   The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series any time outstanding.

SECOND: That in lieu of a meeting and vote of the stockholders, the holders of the requisite number of shares of the Corporation have given their written consent to said amendment in accordance with the provisions of Section 228(a) and Section 228(e) of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 13th day of December, 2021

Sports Engineering, Inc.

By: *Edward Cowle*
          064C54E63D16449...

Edward Cowle, Chief Executive Officer

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Sports Engineering, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That in lieu of a meeting, the Board of Directors of the Corporation and an absolute majority of the Corporation's shareholders jointly adopted resolutions in a Joint Written Consent of the Board of Directors and a Majority of Shareholders, dated as of April 16, 2018, proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that the Article FOURTH of the Certificate of Incorporation of the Corporation be amended in its entirety, so that, as amended, said Article shall be and read as follows:

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 100,000,000 shares, consisting of 100,000,000 shares of common stock, $0.0001 par value per share.

On April 17, 2018 (the "Effective Date"), pursuant to the Delaware General Corporation Law and this Amendment to the Corporation's Certificate of Incorporation, each one (1) share of the Corporation's common stock issued and outstanding immediately prior to the Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be exchanged for ten (10) validly issued, fully paid and non-assessable shares of the Corporation's common stock without any further action by the Corporation or the holder thereof (the "Forward Stock Split"); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up to the nearest whole number (after aggregating all fractional shares to be received by a holder). Each certificate that immediately prior to the Effective Date represented shares of the Corporation's common stock ("Old Certificates"), shall thereafter represent that number of shares of the Corporation's common stock into which the shares of the Corporation's common stock represented by the Old Certificate shall have been exchanged, subject to the treatment of fractional shares as described above. The

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:13 PM 04/20/2018
FILED 02:13 PM 04/20/2018
SR 20182877972 - File Number 6339466

1

Forward Stock Split shall not affect the par value of the Corporation's common stock.

SECOND: That in lieu of a meeting and vote of the stockholders, the holders of the requisite number of shares of the Corporation have given their written consent to said amendment in accordance with the provisions of Section 228(a) and Section 228(e) of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 17th day of April, 2018

Sports Engineering, Inc.

By: /s/ Edward Cowle

Edward Cowle, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:22 PM 03/07/2017
FILED 01:22 PM 03/07/2017
SR 20171636348 - File Number 6339466

CERTIFICATE OF INCORPORATION OF Sports Engineering, Inc.

FIRST: The name of the corporation is: Sports Engineering, Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 10,000,000 shares having a par value of $0.000100 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this March 07, 2017.

Signed and Attested to by: Richard H. Bell II
Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President